SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 12 February, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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This Report contains a copy of the following:

(1)	The Press Release issued on 12 February 2014.

PRESS RELEASE	12 February 2014

ING posts 2013 underlying net profit of EUR 3,255 million

•	ING Group full-year 2013 underlying net profit of EUR 3,255 million, up 22.2% from full-year 2012

•	2013 net result EUR 3,232 million, or EUR 0.85 per share, including divestments, special items and discontinued operations

•	4Q13 net result of EUR 539 million, or EUR 0.14 per share, vs. EUR 0.39 in 4Q12 and EUR 0.03 in 3Q13

•	Bank 4Q13 underlying result before tax of EUR 904 million, more than triple that of 4Q12 but down 18.0% sequentially

•	Income was strong, reflecting increase in net interest margin to 1.45% and result on unwinding the IABF in December 2013

•	Expenses flat vs. 4Q12, but up 10.9% vs. 3Q13 due to Dutch bank tax and additional restructuring charges in the Netherlands

•	Risk costs remained elevated at EUR 560 million, but were 4.9% lower than in 4Q12 and up 1.4% from 3Q13

•	ING Insurance 4Q13 operating result ongoing business of EUR 215 million, up 13.2% vs. 4Q12 but down 6.9% vs. 3Q13

•	4Q13 operating result ongoing business reflects improvement in results at Netherlands Life and lower funding costs

•	Result before tax of EUR -428 million reflects Japan Closed Block VA one-off charge of EUR 575 million to restore reserve adequacy

•	Total new sales at ING Insurance were EUR 292 million, up 11.9% vs. 4Q12 and 10.6% vs. 3Q13, at constant currencies

•	Standalone Bank and Insurance entities well capitalised

•	Bank core Tier 1 ratio strong at 11.7% despite payment to the Dutch State in November 2013 and higher risk-weighted assets

•	ING Insurance capital reinforced through EUR 1 billion debt-for-equity conversion in 4Q13; IGD ratio up strongly to 252%

•	Measures taken in 1Q14 further improved the pro-forma solvency ratio of NN Life to ~234%; IPO to be appropriately capitalised

•	Given ING’s priority to repay the Dutch State, the Executive Board will not propose to pay a dividend over 2013 at the AGM in May

CHAIRMAN’S STATEMENT

“ING Group had a successful year in 2013, delivering an improved financial result while making significant progress on our transformation,” said Ralph Hamers, CEO of ING Group. “We reported a full-year underlying net profit of EUR 3,255 million, up 22.2% from 2012. The improvement was driven by a solid performance at ING Bank, which recorded a 21.6% increase in underlying pre-tax results, as well as an improved operating result for the ongoing business at ING Insurance which rose 6.4% from 2012.”

“We have also kept up the momentum on our transformation program in the fourth quarter, during which we resolved the divestment of our Asian Insurance and Investment Management businesses, reduced our stake in ING U.S. to 57%, and lowered our holding in SulAmérica. We have strengthened the capital position of ING Insurance ahead of its intended IPO in 2014. We also reduced our State support by paying another tranche of core Tier 1 securities in November, and by unwinding the IABF in December 2013. We are now within the final phase of our restructuring and have started 2014 as a simpler, stronger and more sustainable company.”

“While working diligently to strengthen our businesses for their independent futures, we have consistently placed our highest priority on customer-centricity and have gained more customers along the way. ING-DiBa, for example, welcomed its 8 millionth customer in 2013 and is the third largest retail bank in Germany by number of customers. In Spain, ING opened its millionth payment account, eight years after the first account was opened there. Our customers’ use of internet and mobile banking are expanding rapidly and we now have around 3 million mobile banking customers in 14 countries. We’re proud that customers choose to do business with us.”

“In the fourth quarter of 2013, ING Bank posted a solid underlying result before tax of EUR 904 million, reflecting a strengthening of the interest margin to 1.45% and despite seasonally lower activity in Financial Markets. The result on the unwinding of the IABF supported income in the fourth quarter and helped offset an increase in expenses, which was caused by the annual Dutch bank tax and additional restructuring charges in Retail Netherlands stemming from the extension of existing cost-saving programmes. Risk costs remained elevated and edged up slightly from the third quarter, but were down year-on-year. ING Bank continued to demonstrate progress towards Ambition 2015. The cost/income ratio for the full year improved to 56.8% and the full-year underlying return on IFRS-EU equity rose to 9.0%, within reach of our 2015 target. The year-end capital position was strong with a core Tier 1 ratio of 11.7% and a pro-forma fully-loaded CRD IV core Tier 1 ratio of 10.0%.”

“ING Insurance moved forward in defining its independent future. Its new ‘NN‘ brand was launched in October and the segmentation of ING Insurance was aligned to better reflect its businesses. The fourth-quarter operating result for the ongoing business of ING Insurance was EUR 215 million, primarily reflecting improved performance in Netherlands Life. We have taken measures in the fourth quarter of 2013, as well as in early 2014, to fortify the capital position of ING Insurance. As a result, the IGD and NN Life solvency ratios increased sharply and local entities are currently adequately capitalised. Preparations for the base case IPO are on track and we intend to go to market this year, assuming conditions are favourable.”

“For 2014, I am confident that we are well positioned to achieve our strategic objectives and that we will continue to make progress in completing the restructuring, while keeping our customers at the heart of everything we do.”

ING GROUP CONSOLIDATED RESULTS

ING Group key figures

	4Q2013	4Q2012[1]	Change	3Q2013	Change	FY2013	FY2012[1]	Change
Profit and loss data (in EUR million)
Underlying result before tax ING Bank	904	283	219.4%	1,103	-18.0%	4,323	3,554	21.6%
Operating result ongoing business ING Insurance	215	190	13.2%	231	-6.9%	886	833	6.4%
Non-operating items ongoing business ING Insurance	-117	-185		-56		-229	-779
Japan Closed Block VA	-540	-31		70	-871.4%	-669	105	-737.1%
Underlying result before tax Insurance Other	4	17	-76.5%	-2		89	43	107.0%

Underlying result before tax ING Group	467	275	69.8%	1,346	-65.3%	4,400	3,756	17.1%

Underlying net result ING Group	405	163	148.5%	978	-58.6%	3,255	2,664	22.2%

Net gains/losses on divestments	-38	1,612		-950		-64	1,696
Net result from divested units		-50		1		-37	-84
Net result from discontinued operations Insurance/IM Asia	33	78		56		220	338
Net result from discontinued operations Insurance ING U.S.[2]	179	301		79		39	495
Special items	-40	-624		-63		-182	-949

Net result	539	1,482	-63.6%	101	433.7%	3,232	4,161	-22.3%

Net result per share (in EUR)[3]	0.14	0.39	-64.1%	0.03	366.7%	0.85	1.10	-22.7%

Capital ratios (end of period)
Shareholders’ equity (in EUR billion)				50	-7.3%	46	52	-11.3%
ING Group debt/equity ratio				7.8%		8.5%	11.3%
Bank core Tier 1 ratio				12.4%		11.7%	11.9%
ING Insurance IGD Solvency I ratio				212%		252%	236%
Other data (end of period)
Underlying return on equity based on IFRS-EU equity[4]	3.4%	1.3%		7.9%		6.4%	5.5%
Employees (FTEs, end of period, adjusted for divestments)				76,671	-0.8%	76,050	77,835	-2.3%

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013.
[2]	The results of Insurance ING U.S. have been transferred to “net result from discontinued operations” as of 30 September of 2013.
[3]	Result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities.
[4]	Annualised underlying net result divided by average IFRS-EU equity.

Note: Underlying figures and Operating results are non-GAAP measures. These are derived from figures according to IFRS-EU by excluding impact from divestments, discontinued operations and special items and, for Operating results only, gains/losses and impairments, revaluations and market & other impacts.

ING Group’s 2013 underlying net result showed a strong improvement compared with the previous year, rising 22.2% to EUR 3,255 million. The improvement was driven by a solid performance at ING Bank, which recorded a 21.6% increase in underlying pre-tax results, driven by a strengthening of the interest margin and strong cost control. The absence of de-risking losses in 2013 and a positive swing in CVA/DVA impacts also supported results. At ING Insurance, the operating result for the ongoing business rose 6.4% from 2012, driven by higher investment income in Netherlands Life, lower expenses reflecting the impact of the transformation programme and lower funding costs.

For the fourth quarter of 2013, ING Group posted an underlying net result of EUR 405 million, primarily attributable to ING Bank.

ING Bank posted a solid fourth-quarter underlying result before tax of EUR 904 million, reflecting an increase in the interest margin to 1.45% and despite seasonally lower activity in Financial Markets. The result on the unwinding of the Illiquid Assets Back-up Facility (IABF) following the agreement with the Dutch State, which closed in December 2013, also supported the fourth quarter. Risk costs remained elevated and increased slightly versus the previous quarter, but they declined 4.9% from a year ago. Expenses rose 10.9% sequentially, as the fourth quarter included the annual Dutch bank tax and additional restructuring charges in the Netherlands. However, expenses were flat year-on-year and declined excluding restructuring charges, reflecting the impact of ongoing cost-containment programmes. The cost/income ratio for the full-year 2013 improved to 56.8% from 60.3% in 2012. ING Bank’s full-year underlying return on IFRS-EU equity rose to 9.0% from 7.0% in 2012.

ING GROUP PRESS RELEASE 4Q2013

ING Bank attracted a EUR 2.4 billion net inflow of funds entrusted during the fourth quarter. Commercial Banking generated EUR 2.6 billion of net inflows, driven by seasonally higher deposits from asset managers and corporate treasuries. Retail Banking reported a marginal net outflow in funds entrusted of EUR 0.2 billion. The net production of residential mortgages was EUR 0.7 billion and was fully generated outside of the Netherlands. Growth in other lending totalled EUR 1.3 billion and was mainly in Trade Finance Services and Structured Finance.

The fourth-quarter operating result for the ongoing business of ING Insurance improved to EUR 215 million, up 13.2% from the fourth quarter of 2012, or 20.0% higher excluding currency effects. The improvement was mainly driven by a higher operating result in Netherlands Life as well as lower funding costs and corporate expenses, which were partly offset by lower Property and Casualty (P&C) results in Netherlands Non-life and a lower result for Insurance Europe. The fourth-quarter result before tax was EUR -428 million, primarily reflecting one-off charges to restore reserve adequacy of the Japan Closed Block VA to the 50% confidence level (due to the change in segmentation) and a change in the market interest rate assumption to further align the accounting and the hedging for the separate account pension business in Netherlands Life.

Total new sales (APE) at ING Insurance were EUR 292 million, up 11.9% year-on-year and 10.6% higher than in the third quarter, on a constant currency basis. Compared with the fourth quarter of 2012, APE at Japan Life grew 30.0% (at constant currencies), driven by increased demand for financial planning products. Sales in Netherlands Life jumped 56.4%, mainly driven by the accelerated conversion of group pension contracts towards a new defined benefit pension product. On a sequential basis, the growth in total sales at ING Insurance was primarily attributable to higher sales in Netherlands Life and Insurance Europe, partially offset by seasonally lower sales in Japan Life.

ING Group’s fourth-quarter net profit was EUR 539 million compared with EUR 1,482 million in the fourth quarter of 2012 and EUR 101 million in the third quarter of 2013. Gains and losses on the divestments of various insurance and investment management businesses in Asia and Latin America netted to

EUR -38 million.

ING Group’s quarterly net profit also included the net results from Insurance and Investment Management Asia and Insurance ING U.S., which are both recorded under net result from discontinued operations.

The net result on discontinued operations Insurance and Investment Management Asia decreased to EUR 33 million from EUR 78 million one year ago. The fourth-quarter 2013 result mainly reflects the net result from ING Life Korea, which was divested in December 2013, as well as the net results of ING BoB Life, the remaining businesses of Investment Management Asia, and the impact of closing the regional offices.

The fourth-quarter 2013 net result from discontinued operations of Insurance ING U.S. was EUR 179 million compared with EUR 301 million one year ago and EUR 79 million in the third quarter of 2013. The EUR 122 million decrease year-on-year was primarily caused by the reduction of ING Group’s stake in ING U.S. to 57%. Due to strong equity markets, the US Closed Block VA hedge results decreased by EUR 200 million, as the hedge programme is focused on protecting regulatory and rating agency capital rather than mitigating IFRS earnings volatility. This decrease was partially offset by a reduction in tax valuation allowances due to increased potential to offset losses against profits. On a sequential basis, the result from discontinued operations of Insurance ING U.S. increased by EUR 100 million, despite the decline in ING Group’s stake. The main driver of the increase in results was the aforementioned reduction in tax allowances. In the fourth quarter of 2013, the VA hedge programme’s result was EUR 100 million higher than in the preceding quarter; however, this was offset by a lower level of market and other impacts for the ongoing business.

ING Group’s net profit per share was EUR 0.14 for the fourth quarter of 2013 and EUR 0.85 for the full year 2013. The Group’s underlying net return on IFRS-EU equity was 6.4% for the full year 2013.

Changes 1Q2014

Accounting for GMDB in Japan Closed Block VA

ING Insurance has moved towards fair value accounting on the reserves for Guaranteed Minimum Death Benefits (GMDB) of the Japan Closed Block VA as of 1 January 2014. This improves the alignment of the book value of the GMDB reserves with their market value, better reflects the economic value of these guarantees and improves the alignment of the accounting for the guarantees with the accounting for the related hedges. Furthermore, such a move makes the accounting for the GMDB consistent with the accounting on the reserves for Guaranteed Minimum Accumulation and Withdrawal benefits.

As at the end of the fourth quarter of 2013, the difference between the current book value and the estimated fair value of the GMDB reserves was EUR 219 million before tax. This compares favourably to an estimated difference of EUR 0.4 billion (before tax) as at the end of the third quarter of 2013, caused primarily by

ING GROUP PRESS RELEASE 4Q2013

market appreciation during the fourth quarter. Implementation of fair value accounting for GMDB represents a change in accounting policy under IFRS with a transitional impact of EUR 165 million after tax being reflected only in shareholders’ equity as of 1 January 2014. Results for comparative periods will be restated accordingly.

Following the full write-off of the DAC and reserve strengthening to restore reserve adequacy to the 50th percentile as of 1 October 2013, the reserve adequacy for the Japan Closed Block VA further improved to be adequate at the 90th percentile as of 31 December 2013. This improvement was mainly driven by market movements. Furthermore, due to the move towards fair value accounting on the reserves for the GMDB portfolio as of 1 January 2014, the reserve adequacy of the Japan Closed Block VA is expected to remain adequate at the 90th percentile.

Defined Benefits Pension Fund in The Netherlands

In January 2014, ING reached an agreement in principle with the trade unions, the ING Pension Fund, the Central Works Council and the Association of Retired ING Employees (VSI) to transfer all future funding and indexation obligations under ING’s current closed defined benefit plan in the Netherlands to the Dutch ING Pension Fund. The agreement will make the ING Pension Fund financially independent from ING. The key elements of the agreement in principle are:

•	Responsibility for future indexation and funding thereof will be transferred to the Dutch ING Pension Fund;

•	ING’s obligation to restore the coverage ratio of the Dutch ING Pension Fund will cease;

•	The cross guarantees between ING Bank and ING Insurance to jointly and severally fund the obligations of the Dutch ING Pension Fund will be terminated;
•	ING will pay EUR 549 million (before tax) to the Dutch ING Pension Fund for the removal of these obligations; and

•	ING will reduce the employees’ own contribution to the pension premium under the new defined contribution plan by approximately EUR 80 million over a 6 year period.

As part of the agreement, ING Bank and ING Insurance will be released from all financial obligations arising out of the Dutch defined benefit plan. Accordingly, this plan will no longer be accounted for as a defined benefit plan and, consequently, it will be removed from ING’s balance sheet. The removal of the net pension asset from ING’s balance sheet (as at 31 December 2013 approximately EUR 0.8 billion after tax) and the payment to the Dutch ING Pension Fund of EUR 549 million (EUR 412 million after tax) are estimated to result in a charge of approximately EUR 1.2 billion after tax to be recognised in 2014. Of this impact, EUR 0.8 billion will be attributed to ING Bank and EUR 0.4 billion to ING Insurance. The valuation of the net pension asset and consequently the final impact on the profit and loss account are subject to change depending on market developments until finalisation of the agreement.

The agreement is subject to the condition that going forward ING will be fully released from all future financial obligations arising out of the Dutch defined benefit plan as well as regulatory and other approvals. ING expects to be able to announce a final agreement in early March 2014.

Simplification Legal Structure NN Group

As previously announced, ING Verzekeringen N.V. is the legal entity for the intended base case IPO of ING Insurance. In this context, ING Verzekeringen N.V. will be merged into ING Insurance Topholding N.V. per 1 March 2014. Subsequently, the merged entity will be renamed NN Group N.V As of the merger, the board of NN Group N.V. will consist of Ralph Hamers (CEO), Lard Friese (Vice-Chairman), Delfin Rueda (CFO), Doug Caldwell (CRO), Patrick Flynn, Wilfred Nagel, and Dorothee van Vredenburch.

ING GROUP PRESS RELEASE 4Q2013

BANKING

Banking key figures

In EUR million	4Q2013	4Q2012[1]	Change	3Q2013	Change	FY2013	FY2012[1]	Change
Profit & loss
Interest result	2,946	2,867	2.8%	2,936	0.3%	11,804	11,664	1.2%
Commission income	562	510	10.2%	546	2.9%	2,244	2,173	3.3%
Investment income	64	18	255.6%	78	-17.9%	319	585	-45.5%
Other income	242	-185		213	13.6%	938	-108

Total underlying income	3,815	3,211	18.8%	3,774	1.1%	15,305	14,313	6.9%

Staff and other expenses	2,319	2,304	0.7%	2,081	11.4%	8,558	8,427	1.6%
Intangibles amortisation and impairments	32	35	-8.6%	39	-17.9%	136	211	-35.5%

Operating expenses	2,351	2,340	0.5%	2,120	10.9%	8,694	8,638	0.6%

Gross result	1,464	871	68.1%	1,655	-11.5%	6,611	5,675	16.5%

Addition to loan loss provision	560	589	-4.9%	552	1.4%	2,288	2,121	7.9%

Underlying result before tax	904	283	219.4%	1,103	-18.0%	4,323	3,554	21.6%

of which Retail Banking	587	373	57.4%	745	-21.2%	2,603	1,963	32.6%
of which Commercial Banking	335	135	148.1%	360	-6.9%	1,817	1,635	11.1%
of which Corporate Line	-19	-226		-2		-97	-44

Key figures
Underlying interest margin	1.45%	1.34%		1.44%		1.42%	1.32%
Underlying cost/income ratio	61.6%	72.9%		56.2%		56.8%	60.3%
Underlying risk costs in bp of average RWA	81	85		80		83	74
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)	282,503	275,636	2.5%	271,211	4.2%	282,503	275,636	2.5%
Return on equity based on IFRS-EU equity[2]	8.1%	1.4%		9.4%		9.0%	7.0%
Return on equity based on 10.0% core Tier 1[3]	10.2%	2.1%		12.2%		11.7%	8.8%

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013.
[2]	Annualised underlying net result divided by average IFRS-EU equity.
[3]	Annualised underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio.

ING Bank posted solid fourth-quarter results, reflecting a further strengthening of the interest margin to 1.45%, and despite seasonally lower activity in Financial Markets. Income was up strongly from last year, supported by negligible CVA/DVA impacts, the absence of de-risking losses in the current quarter and the result on the unwinding of the IABF in December 2013. The underlying result before tax was EUR 904 million, up from EUR 283 million a year ago, but down from EUR 1,103 million in the third quarter due to the annual Dutch bank tax and additional restructuring charges in the Netherlands, which pushed expenses 10.9% higher. However, expenses were flat year-on-year and down excluding the restructuring charges, reflecting ongoing cost-saving initiatives. Risk costs remained elevated and increased slightly from the third quarter, but declined 4.9% from a year ago.

ING Bank continued to demonstrate progress towards its Ambition 2015 targets. The full-year underlying return on IFRS-EU equity rose to 9.0% from 7.0% in 2012, while the cost/income ratio improved to 56.8% from 60.3%.

In the fourth quarter of 2013, ING Bank’s balance sheet decreased by EUR 28 billion. The decline mainly reflects a reduction in short-term professional funding and seasonally lower activity in Financial Markets, as well as the additional transfer and sale of EUR 3.4 billion of mortgages from WestlandUtrecht Bank (WUB) to ING Insurance, and the sale of another EUR 0.1 billion of US Real Estate Finance loans. Excluding these asset transfers and sales, and adjusting for currency impacts, net lending grew by EUR 2.1 billion and EUR 2.4 billion of net funds entrusted were attracted during the quarter.

Total underlying income rose 18.8% year-on-year to EUR 3,815 million. The increase was supported by a EUR 99 million result realised on the unwinding of the Illiquid Assets Back-up Facility (IABF), while the fourth quarter of 2012 included EUR 113 million of losses from selective de-risking and EUR 181 million of negative credit valuation and debt valuation adjustments (CVA/DVA) recorded in Commercial Banking and the Corporate Line. In the current quarter, CVA/DVA adjustments were EUR -17 million, while the de-risking of the investment portfolio was completed at the end of 2012. Excluding CVA/DVA, de-risking losses and the result on the IABF, underlying income rose 6.5%, notably in Retail Banking reflecting a higher interest result. On a sequential basis, underlying income was 1.1% higher as the result on the IABF more than compensated for seasonally lower income at Financial Markets and a decline in Bank Treasury.

The underlying interest result grew 2.8% to EUR 2,946 million from a year ago due to higher volumes and margins on funds entrusted, and despite lower interest results from Financial Markets. The interest result on lending was down slightly as

ING GROUP PRESS RELEASE 4Q2013

repricing of the loan book largely compensated for the impact of lower volumes. On a sequential basis, the underlying interest result increased 0.3%, despite the additional transfer and sale of WUB mortgages to ING Insurance and seasonally lower interest results in Financial Markets. The interest result on funds entrusted rose due to an improvement in the interest margin, which was supported by client savings rate reductions during the second half of 2013. The interest result on lending activities also increased; this was entirely driven by higher margins, primarily in Retail Banking, even though average volumes were down. The fourth-quarter underlying interest margin of ING Bank improved by one basis point to 1.45% from 1.44% in the third quarter.

ING Bank attracted a EUR 2.4 billion net inflow of funds entrusted (adjusted for currency impacts) during the fourth quarter. Commercial Banking generated EUR 2.6 billion of net inflows, driven by seasonally higher deposits from asset managers and corporate treasuries. Retail Banking reported a marginal net outflow in funds entrusted of EUR 0.2 billion, as continued growth outside of the Benelux was offset by declines in the Netherlands and Belgium. Total net lending increased by EUR 2.1 billion, reflecting muted demand and pricing discipline. Net production of residential mortgages was EUR 0.7 billion and was fully generated outside of the Netherlands. Other lending rose by EUR 1.3 billion, mainly in Trade Finance Services and Structured Finance, which more than offset declines in Retail Netherlands, Real Estate Finance and the Lease run-off business.

Cost-saving initiatives at the Bank are on track, which are helping to offset the impact of inflation, higher pension costs and additional restructuring costs recorded in the fourth quarter. Underlying operating expenses rose just 0.5% year-on-year, mainly due to EUR 38 million of higher pension costs and EUR 76 million of additional restructuring costs in Retail Netherlands in the fourth quarter. These additional restructuring costs relate to an extension of previously announced cost-saving programmes. They will lead to a further headcount reduction of 300 FTEs and EUR 30 million of additional cost savings by 2015. The impact of the aforementioned items was largely offset by ongoing cost-savings initiatives, the partial transfer of WUB staff to ING Insurance as of 1 July 2013, a EUR 26 million lower annual charge for the Dutch bank tax and favourable currency impacts. On a sequential basis, expenses rose 10.9%. This was mainly due to the EUR 149 million annual Dutch bank tax paid in the fourth quarter and the EUR 76 million of additional restructuring costs in Retail

Netherlands (versus EUR 56 million of total additional restructuring costs taken at ING Bank in the third quarter).

Risk costs declined 4.9% year-on-year, but remained elevated, reflecting the weak economic environment. ING Bank added EUR 560 million to the provision for loan losses, down from EUR 589 million a year ago, but up slightly from EUR 552 million in the previous quarter. The slight increase compared with the third quarter mainly reflects higher additions in Retail Benelux, particularly in the business lending segment of Retail Belgium, mainly due to lower cure and recovery rates on defaulted assets. Risk costs for Dutch mortgages were stable at EUR 82 million, with non-performing loans (NPLs) increasing to 1.9% from 1.8% at the end of the third quarter. Risk costs in Commercial Banking declined as economic improvement in most markets reduced the number of material incidents in the fourth quarter. Retail International risk costs were stable. Total NPLs at ING Bank were 2.8% of credit outstandings, up from 2.7% at the end of the third quarter of 2013. Total underlying risk costs were 81 basis points of average risk-weighted assets. For the coming quarters, ING expects risk costs to remain elevated at around these levels amid the weak economic climate.

The underlying result before tax from Retail Banking rose to EUR 587 million from EUR 373 million in the fourth quarter of 2012, driven by improved interest margins on savings and lending in most countries, and despite the transfer and sale of WUB activities in the second half of 2013. Results were also supported by the absence of de-risking losses, which were prominent in the fourth quarter of 2012. Expenses rose 1.4% as additional restructuring costs to accelerate efficiency programmes and higher pension costs were largely offset by the benefits from existing cost-saving initiatives. Risk costs increased on both comparable quarters, particularly in the Benelux. Compared with the third quarter of 2013, the result before tax fell 21.2% due to higher risk costs and the additional restructuring charges.

Commercial Banking delivered a good performance in the last quarter of 2013. Compared with the previous year, underlying result before tax more than doubled to EUR 335 million, mainly due to a robust performance of Industry Lending and Financial Markets, supported by lower risk costs and positive credit and debt valuation adjustments (CVA/DVA). Compared with the third quarter of 2013, the underlying result before tax was down 6.9%, reflecting seasonality in Financial Markets and lower results in Bank Treasury and General Lending & Transaction Services, partly offset by higher results in Industry Lending.

The underlying result before tax of Corporate Line Banking improved to EUR -19 million versus EUR -226 million in the fourth quarter of 2012, mainly due to the result on the IABF, lower interest expenses on long-term debt and a lower Dutch bank tax.

ING Bank’s fourth-quarter net result was EUR 666 million, including EUR -19 million of special items after tax. These items reflect after-tax charges for the previously announced restructuring programmes in Retail Netherlands.

ING GROUP PRESS RELEASE 4Q2013

ING INSURANCE

ING Insurance key figures

In EUR million	4Q2013	4Q2012	Change	3Q2013	Change	FY2013	FY2012	Change
Operating result
Netherlands Life	186	151	23.2%	169	10.1%	686	604	13.6%
Netherlands Non-life	12	42	-71.4%	28	-57.1%	79	103	-23.3%
Insurance Europe	48	69	-30.4%	57	-15.8%	199	219	-9.1%
Japan Life	15	28	-46.4%	34	-55.9%	162	196	-17.3%
Investment Management	28	23	21.7%	31	-9.7%	130	109	19.3%
Other[1]	-72	-122	n.a.	-88	n.a.	-371	-398	n.a.

Operating result ongoing business	215	190	13.2%	231	-6.9%	886	833	6.4%

Non operating items ongoing business	-117	-185	n.a.	-56	n.a.	-229	-779	n.a.
Japan Closed Block VA	-540	-31	n.a.	70	-871.4%	-669	105	-737.1%
Special items before tax	-29	-355	n.a.	-56	n.a.	-126	-451	n.a.
Result on divestments and discontinued operations	42	829	-94.9%	-874	n.a.	221	770	-71.3%

Result before tax	-428	448	-195.5%	-685	n.a.	83	478	-82.6%

Key Figures
New sales life insurance (APE)[2]	292	288	1.4%	272	7.4%	1,227	1,353	-9.3%
Total administrative expenses (ongoing business)	462	465	-0.6%	438	5.5%	1,807	1,806	0.1%
Cost/income ratio ongoing business (Admin. expenses/Operating income)	38.3%	38.3%		36.7%		37.2%	36.1%
Combined ratio (Netherlands Non-life, year-to-date)[3]	101.5%	101.5%		100.8%		101.5%	101.5%
Investment Management AuM (end of period, in EUR billion)	174	185	-5.9%	176	-1.1%	174	185	-5.9%

[1]	The segment ‘Other’ mainly includes Holding result, Reinsurance business (excluding Japan Closed Block VA) and NN Bank.
[2]	Sum of annual premiums and 1/10th of single premiums sold in the period.
[3]	Excluding Mandema and Zicht broker businesses.

Reconciliation from Operating result ongoing business to Underlying result before tax

In EUR million	4Q2013	4Q2012	Change	3Q2013	Change	FY2013	FY2012	Change
Operating result ongoing business	215	190	13.2%	231	-6.9%	886	833	6.4%

Non operating items ongoing business	-117	-185	n.a.	-56	n.a.	-229	-779	n.a.
Japan Closed Block VA	-540	-31	n.a.	70	-871.4%	-669	105	-737.1%

Underlying result before tax	-441	-25	n.a.	245	-280.0%	-12	159	-107.5%

The operating result for the ongoing business of ING Insurance improved to EUR 215 million, up 13.2% from the fourth quarter of 2012, or 20.0% excluding currency effects. This improvement was mainly driven by higher investment income and lower expenses in Netherlands Life as well as lower funding costs and corporate expenses. These factors were partly offset by lower P&C results in Netherlands Non-life and a lower result for Insurance Europe. The result before tax was EUR -428 million, and reflects one-off charges to restore reserve adequacy of the Japan Closed Block VA to the 50% confidence level and a change in the market interest rate assumption to further align the accounting and the hedging for the separate account pension business in Netherlands Life. New sales rose 11.9% year-on-year, on a constant currency basis.

The operating result ongoing business rose to EUR 215 million from EUR 190 million in the fourth quarter of 2012, mainly driven by higher investment income in Netherlands Life and an improved result in the segment ‘Other’ due to lower funding costs and lower corporate expenses. This improvement was partially offset by lower results in Insurance Europe, lower results in Japan Life and a lower P&C result in Netherlands Non-life. The operating result ongoing business decreased 6.9% sequentially, as the higher results in Netherlands Life and ‘Other’ did not fully offset lower results in the other segments.

The operating result for Netherlands Life rose 23.2% from a year ago to EUR 186 million, mainly due to higher investment income and lower administrative expenses. Compared with the third quarter of 2013, the operating result rose 10.1%, reflecting a one-off benefit in the technical margin.

Netherlands Non-life’s operating result declined to EUR 12 million, mainly due to higher claims after strong storms, incidental large claims in Fire and a higher claims experience in Motor. These impacts were partly offset by a higher result in Disability and Accident (D&A), mainly in the Group disability portfolio.

The operating result for Insurance Europe declined to EUR 48 million, down 30.4% year-on-year, as the fourth quarter of 2012 benefited from releases of expense provisions and a technical reserve. Furthermore, lower morbidity results and lower investment income in the current quarter were partly mitigated by an investment performance bonus in Poland. On a sequential basis, the operating result decreased 15.8%, mainly due to a lower morbidity result.

ING GROUP PRESS RELEASE 4Q2013

Japan Life’s operating result declined to EUR 15 million from EUR 28 million in the fourth quarter of 2012, mainly due to the 20% depreciation of the yen. On a constant currency basis, the operating result decreased by EUR 6 million, reflecting a lower technical margin, which was unusually high last year. This decrease was partly offset by higher fees and premium-based revenues driven by strong sales and favourable persistency of the in-force business. Compared with the previous quarter, the operating result decreased by EUR 17 million, excluding currency effects, due to lower fees and premium-based revenues, partly compensated by lower DAC amortisation and trail commissions, both in line with the seasonally lower sales.

The operating result for Investment Management was up 21.7% year-on-year to EUR 28 million, mainly due to a performance fee in the fourth quarter, and lower expenses. The operating result declined 9.7% sequentially, caused by higher IT project expenses which were only partly offset by higher fee income.

The segment ‘Other’ mainly includes the results of the holding company, reinsurance business (excluding Japan Closed Block VA) and NN Bank, including interest on senior and subordinated debt and holding expenses. ‘Other‘ realised a fourth-quarter operating result of EUR -72 million, versus EUR -122 million a year ago and EUR -88 million in the third quarter. The improvement year-on-year largely reflects lower funding costs and lower corporate expenses and a higher result from ING Reinsurance. The result of NN Bank remained unchanged compared with the same quarter of 2012 as higher interest results were offset by higher marketing expenses. On a sequential basis, results improved mainly driven by lower funding costs and a higher result at ING Reinsurance.

Total fourth-quarter administrative expenses for the ongoing business were EUR 462 million, down 0.6% from a year ago, despite higher pension costs and higher NN Bank expenses. The latter was the result of the partial transfer of WUB to NN Bank on 1 July 2013 which added 369 FTEs and EUR 18 million of expenses in the fourth quarter. Excluding currency effects, the impact of the partial transfer of WUB to NN Bank and the higher pension costs, administrative expenses for the ongoing business fell 6.8%, demonstrating the impact of the transformation programme in the Netherlands and strong cost control across all business lines. Pension costs in 2013 were higher as the assumed returns on the net pension assets over 2013 were lower than over 2012. Assumed returns are based on the discount rate, which is set at the start of the year. Expenses for the ongoing business rose 6.0% quarter-on-quarter, excluding currency effects, as the third quarter benefited from the impact of a release in the holidays provision and lower VAT expenses. The current quarter also reflects higher project expenses at Netherlands Life and Investment Management as well as higher marketing expenses at NN Bank and restructuring provisions in Insurance Europe.

As announced in November 2012, the transformation programme in Nationale-Nederlanden is expected to result in a pre-tax structural reduction in the cost base of EUR 200 million per annum by the end of 2014. In 2013, EUR 138 million of the targeted EUR 200 million savings were realised. The estimated headcount reduction associated with this programme is 1,350 FTEs over the period 2013-2014. By the end of 2013, a reduction of 818 FTE was realised.

The fourth-quarter 2013 result before tax of ING Insurance was EUR -428 million. Non-operating items for the ongoing business amounted to EUR -117 million. Gains/losses and impairments were EUR 29 million, reflecting a EUR 48 million gain on the sale of Dutch and German government bonds in Insurance Europe, in line with the re-risking strategy, partly offset by a loss on the sale of debt securities in Netherlands Life. Revaluations were EUR 15 million and included EUR 46 million of positive revaluations on private equity, partly offset by EUR 22 million of negative revaluations on real estate, both in Netherlands Life. Market and other impacts amounted to EUR -161 million and were fully attributable to the separate account pension business in Netherlands Life, primarily reflecting the EUR -177 million impact from the refinement of the market interest rate assumption to further align the accounting and hedging for the separate account pension business in Netherlands Life.

The result before tax of Japan Closed Block VA was

EUR -540 million, reflecting the EUR 575 million combined negative impact of a full write-off of the DAC as well as reserve strengthening to restore reserve adequacy to the 50% confidence level, partially offset by higher hedge results.

Special items before tax amounted to EUR -29 million and largely related to the accelerated transformation programme in the Netherlands. As announced in November 2012, additional IT expenses totalling EUR 75 million after tax will be incurred over 2013 and 2014 to improve processes and systems, of which EUR 44 million has now been incurred in 2013.

The result on divestments and discontinued operations was EUR 42 million, reflecting a EUR 46 million result from the Asian discontinued operations and a EUR 3 million loss on divestments. The current quarter includes gains on the sales of China Merchant Fund and Investment Management Korea. These gains were offset by a goodwill impairment on Investment Management Taiwan, losses on the sale of the Mexico mortgage business and an additional loss on the sale of ING Life Korea.

Total new sales (APE) at ING Insurance were up 11.9% from a year ago on a constant currency basis. Sales grew 30.0% in Japan Life driven by increased demand for financial planning products. In Insurance Europe, APE fell 7.9% year-on-year, as the fourth quarter of 2012 included high sales in the Czech Republic in anticipation of a regulatory change in the third-pillar pension fund effective from 2013 and high sales in Luxembourg. Sales rose 56.4% in Netherlands Life, mainly driven by the accelerated conversion of group pension contracts offsetting declining retail life sales. Total APE grew 10.6% quarter-on-quarter (at constant currencies), primarily reflecting higher sales in Netherlands Life and Insurance Europe, partially offset by seasonally lower sales in Japan Life.

ING GROUP PRESS RELEASE 4Q2013

BALANCE SHEET

Balance Sheet key figures

							Insurance ING U.S. / Holdings
	ING Group		ING Bank N.V.		ING Insurance		/ Eliminations
		30 Sep. 13				30 Sep. 13
End of period, in EUR million	31 Dec. 13	pro forma[1]	31 Dec. 13	30 Sep. 13	31 Dec. 13	pro forma[1]	31 Dec. 13	30 Sep. 13
Financial assets at fair value through P&L	165,174	174,674	121,576	130,066	43,933	44,859	-335	-251
Investments	140,995	140,879	79,981	76,419	61,014	64,460
Loans and advances to customers	531,664	539,870	508,338	520,673	25,319	22,076	-1,993	-2,879
Other assets	86,677	101,392	77,749	88,650	15,298	17,438	-6,370	-4,696

Total assets excl. assets held for sale	924,510	956,815	787,644	815,808	145,564	148,833	-8,698	-7,826

Assets held for sale	156,114	174,358			630	18,640	155,484	155,718

Total assets	1,080,624	1,131,175	787,644	815,808	146,194	167,473	146,786	147,894

Shareholders’ equity	45,941	49,554	32,805	35,073	14,291	14,973	-1,155	-492
Minority interests	5,402	3,946	955	921	68	65	4,379	2,960
Non-voting equity securities	1,500	2,250					1,500	2,250

Total equity	52,843	55,750	33,760	35,994	14,358	15,038	4,725	4,719

Debt securities in issue	127,727	137,134	122,299	131,697			5,428	5,437
Insurance and investment contracts	111,551	115,087			111,551	115,087
Customer deposits/other funds on deposit	474,320	478,040	474,783	478,692	5,769	4,962	-6,232	-5,614
Financial liabilities at fair value through P&L	98,502	105,211	97,021	103,695	1,843	1,782	-362	-266
Other liabilities	69,540	76,619	59,780	65,731	12,206	13,230	-2,446	-2,342

Total liabilities excl. liabilities held for sale	881,640	912,091	753,883	779,815	131,369	135,061	-3,612	-2,785

Liabilities held for sale	146,142	163,334			466	17,374	145,676	145,960

Total liabilities	1,027,781	1,075,424	753,883	779,815	131,835	152,435	142,063	143,175

Total equity and liabilities	1,080,624	1,131,175	787,644	815,808	146,194	167,473	146,786	147,894

[1]	Adjusted for the transfer of ING Life Japan from Held for sale to reflect the decision to divest ING Life Japan as part of the intended base case IPO of ING Insurance.

ING Group

ING Group’s balance sheet declined by EUR 51 billion to EUR 1,081 billion at the end of December 2013. The decline reflects EUR 7 billion of negative currency effects, a reduction of short-term professional funding, lower Financial Markets positions and the closing of the sale of ING Life Korea.

ING Group shareholders’ equity decreased by EUR 3.6 billion to EUR 45.9 billion, mainly due to the negative impact of pensions, the equity impact on the sale of a 15% stake in ING U.S. (VOYA) shares and the premium paid on the repayment of core Tier 1 securities to the Dutch State.

ING Bank

ING Bank’s balance sheet declined by EUR 28 billion over the fourth quarter to EUR 788 billion, including EUR 5 billion of negative currency impacts. The decline mainly reflects a reduction of short-term professional funding and more efficient management of the Financial Markets positions. Loans and advances declined by EUR 12 billion. This was, next to negative currency impacts, mainly caused by the partial repayment of the IABF and the additional transfer and sale of WUB mortgages to ING Insurance. The loan-to-deposit ratio decreased to 1.04 from 1.05 in September 2013. Shareholders’ equity declined by EUR 2 billion as a dividend upstream to ING Group to repay the Dutch State and higher actuarial losses related to defined benefit pension assets outweighed retained earnings for the quarter.

ING Insurance

Total assets of ING Insurance decreased by EUR 21.3 billion over the fourth quarter of 2013 to EUR 146.2 billion, primarily due to the closing of the sale of ING Life Korea. Shareholders’ equity declined by EUR 0.7 billion to EUR 14.3 billion due to the remeasurement of the net pension asset and lower revaluation reserves, which were partially mitigated by a EUR 1 billion debt-to-equity conversion.

ING GROUP PRESS RELEASE 4Q2013

CAPITAL MANAGEMENT

Capital ratios ING Group

In EUR million, unless stated otherwise	31 Dec. 13	30 Sep. 13
Shareholders’ equity	45,941	49,554
Core Tier 1 securities	1,500	2,250
Group hybrid capital	7,493	9,073
Group leverage (core debt)	4,977	4,830

Total capitalisation (Bank and Insurance)	59,911	65,706

Required regulatory adjustments	-1,680	-4,131
Group leverage (core debt)	-4,977	-4,830

Adjusted equity	53,255	56,746

Debt/equity ratio	8.5%	7.8%
Total required capital	35,056	36,398
FiCo ratio	178%	175%

Capital ratios ING Bank
In EUR million, unless stated otherwise	31 Dec. 13	30 Sep. 13
Shareholders’ equity	32,805	35,073
Required regalutory adjustments	305	-1,378

Core Tier 1	33,110	33,695
Hybrid Tier 1	5,122	6,666

Total Tier 1 capital	38,232	40,361
Other capital	8,263	7,465

BIS Capital	46,495	47,826

Risk-weighted assets	282,503	271,221
Required capital Basel II1	22,600	21,697
Required capital based on Basel I floor[1]	26,913	27,379

Basel II core Tier 1 ratio	11.7%	12.4%
Basel II Tier 1 ratio	13.5%	14.9%
Basel II BIS ratio[2]	16.5%	17.6%

[1] Required capital is the highest of the two.
[2] Pre-floor.

Capital ratios ING Insurance
In EUR million, unless stated otherwise	31 Dec. 13	30 Sep. 13
Shareholders’ equity	14,291	14,973
Subordinated debt issued by ING Group	2,394	2,394
Required regulatory adjustments	-5,610	-6,525

Total capital base	11,074	10,841

EU required capital	4,393	5,123

ING Insurance IGD Solvency I ratio	252%	212%

NN Life Solvency I ratio	221%	183%

ING Group

ING Group and the standalone Bank and Insurance entities remained well capitalised in the fourth quarter of 2013. ING Group core debt increased to EUR 5.0 billion. In October 2013, the Group sold another tranche of ING U.S. shares, reducing the Group’s stake to roughly 57%. The proceeds of EUR 0.8 billion were used to reduce core debt, as were the proceeds from the sale of an approximately 7% stake in SulAmérica in December. Offsetting these impacts was a EUR 1 billion conversion of Group debt into Insurance equity, which strengthened ING Insurance’s capital position ahead of the intended IPO.

ING Bank

ING Bank’s core Tier 1 ratio was 11.7% at the end of December 2013, down from 12.4% in September. This was mainly due to the dividend payment to ING Group of EUR 1.125 billion on 6 November to facilitate the payment to the Dutch State, which was only partially offset by fourth-quarter retained earnings. In addition, risk-weighted assets (RWA) increased by EUR 11.3 billion during the quarter, largely resulting from lower cure and recovery rates, reflecting the economic environment, especially related to Dutch mortgages, SME clients in the Benelux and sovereign entities. A release in RWA following the unwinding of the IABF and lower pension assets provided a small offset to these effects. The pro-forma fully-loaded CRD IV core Tier 1 ratio was 10.0%.

On 9 January 2014, ING Group announced that it intends to transfer all future funding and indexation obligations under ING’s current closed Defined Benefit Pension Plan in the Netherlands to the ING Pension Fund. The pro-forma expected negative impact of this agreement on ING Bank’s core Tier 1 ratio is approximately 100 basis points in the first quarter of 2014. This impact reflects ING Bank’s share in the payment to the ING Pension Fund and the write-off of the net pension asset (including the so-called corridor). However, the expected negative impact on the Bank’s pro-forma fully-loaded core Tier 1 ratio is approximately 20 basis points in the first quarter of 2014, as the pension asset and the corridor are already fully deducted from capital under CRR/CRD IV.

ING Insurance

The Insurance Groups Directive (IGD) ratio for ING Insurance increased strongly to 252% from 212% at the end of the third quarter. This improvement was mainly driven by a EUR 1 billion debt-to-equity conversion by ING Group in preparation for the intended IPO. Additionally, the improved solvency position of NN Life, as well as the release of required capital related to the sale of ING Life Korea, contributed to the increase. This was partly offset by the one-off charge to restore reserve adequacy of the Japan Closed Block VA to the 50% confidence level.

The solvency I ratio of NN Life improved in the fourth quarter from 183% to 221%, mainly due to a capital injection of EUR 600 million by ING Insurance and favourable market developments. In February 2014, NN Life issued a subordinated loan of EUR 600 million to ING Insurance to further strengthen its capitalisation. Including this subordinated loan and the impact of the previously announced pension fund agreement, the resulting pro-forma solvency I ratio was approximately 234%.

Insurance ING U.S.

ING U.S. targets capitalisation of its regulated operating companies based on local statutory rules at a level of 425% of Risk Based Capital (RBC). The estimated combined RBC ratio rose to 504% at the end of the fourth quarter. This change was primarily a result of lower required capital on asset positions and statutory pre-tax income earned during the quarter.

Dividend

ING’s policy is to pay dividends in relation to the long-term underlying development of cash earnings. Dividends will only be paid when the Executive Board considers such a dividend appropriate. Given the financial environment, increasing regulatory requirements and ING’s priority to repay the remaining outstanding core Tier 1 securities, the Executive Board will not propose to pay a dividend over 2013 at the AGM in May 2014.

ING GROUP PRESS RELEASE 4Q2013

BUSINESS AND SUSTAINABILITY HIGHLIGHTS

ING Bank wants to be the preferred bank of its customers by offering affordable, easy-to-understand products, good accessibility and excellent service. The strategy of ING Insurance is to be customer-driven and deliver first-class products and services through various distribution channels. In their daily work, ING employees aim to achieve long-term business success for ING and its clients while at the same time encouraging and contributing to the sustainable development of the economy.

Commendations and awards

Customer-centricity begins with listening. ING regularly solicits feedback from its customers. During the fourth quarter, ING Bank and Nationale-Nederlanden (NN) in the Netherlands became respectively the first bank and insurance company to receive a commendation from the organisation ‘Gouden Oor’ (Golden Ear) for meeting high quality standards in the way ING handles customer feedback. Gouden Oor is an independent association in the Netherlands that measures companies’ implementation of the sharpened ISO 9000 criteria for customer centricity and continuous quality improvement.

ING was named ‘Bank of the Year 2013’ in Western Europe, the Netherlands and Belgium by The Banker, a global financial magazine. The Banker praised ING for its continued investments to optimise its online and mobile banking. This has enabled ING to deliver better customer service and be more competitive in an increasingly digitalized and regulated environment. ING Life Poland was named ‘Most Friendly Insurance Company 2013’ by Poland’s leading financial magazine Gazeta Bankowa. It was the third time that ING Life Poland has won this award.

Adapting to customers’ changing needs

ING continuously seeks to improve its offerings to meet changing customer demands. In this context, Dutch insurance subsidiary NN was the first Dutch financial-services company to introduce the “mortgage commitment.” This is an innovative new service that offers first-time home buyers an upfront mortgage commitment from NN based on how much they can borrow. In the Netherlands, an offer on a house is typically contingent upon the potential buyers being able to arrange the funding. Having a mortgage commitment in advance provides clarity on funding and gives first-time home buyers confidence as they negotiate the potential purchase of a house.

Financing a more sustainable business model

Many of ING’s business clients around the world want to develop a more forward-looking agenda whereby sustainability is more embedded into their business model. ING assists clients in this by leveraging its global network, knowledge and sector expertise. For example, in October 2013 ING Structured Export Finance Germany closed a covered export facility to finance a 87.5MW Irish wind farm. The project is part of a plan by BGE, Ireland’s (state-owned) integrated gas utility company, to expand its renewable energy generation portfolio. This long-term investment in renewable energy supports the Irish government’s target of producing 40% of the country’s electricity through renewables by 2020.

Responsible Investment at Insurance/IM

ING Investment Management (IM), part of ING Insurance, is committed to investing responsibly and delivering customer-oriented solutions. In the fourth quarter, ING IM launched a new website that describes in more detail how ING IM integrates environmental, social and governance (ESG) criteria into its overall investment process (www.ingimresponsibleinvesting.com). ING IM also organised a series of “Demystifying Responsible Investing” seminars for institutional investors. Both initiatives underscore how ING IM is stepping up efforts to demonstrate the value of ING’s responsible investment practices.

In December 2013, the Dutch Association of Investors for Sustainable Development (VBDO) included NN in its annual “Benchmark Responsible Investment by Insurance Companies”. NN was ranked 6th out of the 29 companies included in the benchmark study. This achievement was based on the efforts of ING IM, NN’s primary asset manager, to embed ESG factors into its investment process, including exerting influence on companies through voting.

ING Chances for Children

Since the introduction in 2005 of ING Chances for Children, a programme aimed at expanding children’s access to education, the number of ING employees who volunteer their time, expertise and money to support the programme has steadily increased. During the 2013 “Global Challenge”, ING’s flagship internal fundraising and volunteer event for ING Chances for Children, more than 12,000 ING employees in 25 countries volunteered approximately 8,700 hours of their time and raised more than EUR 780,000, up from EUR 500,000 the year before.

ING employees have also taken the initiative to involve customers in ING Chances for Children. In October 2013, ING Bank Netherlands introduced the ING Savings Account for UNICEF, which helps raise funds for UNICEF for pre-school education in Madagascar. While customers use the account to save money for their personal savings goals, ING donates 0.10% per annum over the total average savings balance on all of these accounts to UNICEF. The donation is made by ING to UNICEF and is not at the expense of the customer. Customers can also make additional donations to UNICEF through their account. Each quarter, customers receive an update on how UNICEF has spent the money and what the programme has achieved.

In Spain, ING Direct’s annual Christmas campaign for UNICEF raised EUR 281,000 in donations during the 2013 holiday season. The animated movie ‘Luna’ was featured on the internet and supported by mobile devices. When flipping their mobile devices, viewers were able to see two different sides to a story: one showing a child going to school, the other showing the child going to work in a dark, industrial landscape. The opportunity to donate and provide disadvantaged children with education is presented at the end of the movie. Besides raising money, the campaign received widespread attention with more than 207,000 customers visiting the site and 187,000 views for the movie (http://www.unahistoriaquedalavuelta.com).

ING GROUP PRESS RELEASE 4Q2013

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT

ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		ING Insurance		Insurance ING U.S.		Insurance Other
in EUR million	4Q2013	4Q2012[2]	4Q2013	4Q2012[2]	4Q2013	4Q2012[2]	4Q2013	4Q2012[2]	4Q2013	4Q2012[2]
Gross premium income	1,922	2,066			1,917	2,068			5	-2
Interest result Banking operations	2,914	2,841	2,946	2,867
Commission income	737	646	562	510	161	146			14	-10
Total investment & other income	672	-362	307	-166	346	-208			17	21

Total underlying income	6,245	5,192	3,815	3,211	2,424	2,006			36	9

Underwriting expenditure	2,257	1,383			2,252	1,385			5	-2
Staff expenses	1,479	1,491	1,194	1,209	285	282
Other expenses	1,342	1,296	1,125	1,095	194	205			23	-4
Intangibles amortisation and impairments	32	35	32	35

Operating expenses	2,853	2,824	2,351	2,340	479	488			23	-4
Interest expenses Insurance operations	106	121			132	157			4	-2
Addition to loan loss provision	560	589	560	589
Other	3	3			3	3

Total underlying expenditure	5,779	4,918	2,911	2,928	2,866	2,031			32	-7

Underlying result before tax	467	275	904	283	-441	-25			4	17

Taxation	38	90	199	137	-160	-45			-1	-2
Minority interests	23	21	19	20	7	3			-3	-2

Underlying net result	405	163	686	126	-289	17			8	20

Net gains/losses on divestments	-38	1,612		891	-3	721			-35
Net result from divested units		-50		-55		5
Net result from discontinued operations Insurance/IM Asia	33	78			33	78
Net result from discontinued operations Insurance ING U.S.	179	301					179	301
Special items after tax	-40	-624	-19	-348	-21	-284				8

Net result	539	1,482	666	615	-280	538	179	301	-27	28

[1]	Including intercompany eliminations
[2]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013

ING GROUP PRESS RELEASE 4Q2013

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET

ING Group: Consolidated balance sheet

	ING Group		ING Bank N.V.		ING Insurance		Insurance ING U.S. / Holdings / Eliminations
in EUR million	31 Dec. 13	30 Sep. 13 pro forma[1]	31 Dec. 13	30 Sep. 13	31 Dec. 13	30 Sep. 13 pro forma[1]	31 Dec. 13	30 Sep. 13
Assets
Cash and balances with central banks	13,316	23,210	11,920	20,951	7,155	6,858	-5,759	-4,599
Amounts due from banks	43,012	44,270	43,012	44,270
Financial assets at fair value through P&L	165,174	174,674	121,576	130,066	43,933	44,859	-335	-251
Investments	140,995	140,879	79,981	76,419	61,014	64,460
Loans and advances to customers	531,664	539,870	508,338	520,673	25,319	22,076	-1,993	-2,879
Reinsurance contracts	252	277			252	277
Investments in associates	1,749	1,981	707	839	1,028	1,120	14	22
Real estate investments	1,142	1,173	108	112	764	791	270	270
Property and equipment	2,446	2,472	2,282	2,291	164	181
Intangible assets	1,841	1,882	1,606	1,642	392	398	-157	-158
Deferred acquisition costs	1,353	2,832			1,353	2,832	-1
Other assets	21,570	23,297	18,114	18,546	4,190	4,980	-734	-229

Total assets excl. assets held for sale	924,510	956,815	787,644	815,808	145,564	148,833	-8,698	-7,826

Assets held for sale	156,114	174,358			630	18,640	155,484	155,718

Total assets	1,080,624	1,131,175	787,644	815,808	146,194	167,473	146,786	147,894

Equity
Shareholders’ equity	45,941	49,554	32,805	35,073	14,291	14,973	-1,155	-492
Minority interests	5,402	3,946	955	921	68	65	4,379	2,960
Non-voting equity securities	1,500	2,250					1,500	2,250

Total equity	52,843	55,750	33,760	35,994	14,358	15,038	4,725	4,719

Liabilities
Subordinated loans	6,889	8,463	14,776	16,617	2,892	2,894	-10,779	-11,048
Debt securities in issue	127,727	137,134	122,299	131,697			5,428	5,437
Other borrowed funds	13,706	13,709			4,817	5,225	8,889	8,484
Insurance and investment contracts	111,551	115,087			111,551	115,087
Amounts due to banks	27,257	32,038	27,257	32,038
Customer deposits and other funds on deposits	474,320	478,040	474,783	478,692	5,769	4,962	-6,232	-5,614
Financial liabilities at fair value through P&L	98,502	105,211	97,021	103,695	1,843	1,782	-362	-266
Other liabilities	21,688	22,408	17,747	17,075	4,497	5,111	-556	222

Total liabilities excl. liabilities held for sale	881,640	912,091	753,883	779,815	131,369	135,061	-3,612	-2,785

Liabilities held for sale	146,142	163,334			466	17,374	145,676	145,960

Total liabilities	1,027,781	1,075,424	753,883	779,815	131,835	152,435	142,063	143,175

Total equity and liabilities	1,080,624	1,131,175	787,644	815,808	146,194	167,473	146,786	147,894

[1]	Adjusted for the transfer of ING Life Japan from Held for sale to reflect the decision to divest ING Life Japan as part of the intended base case IPO of ING Insurance

ING GROUP PRESS RELEASE 4Q2013

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail International
	Total Retail Banking		Netherlands		Belgium		Germany		Rest of World
in EUR million	4Q2013	4Q2012[1]	4Q2013	4Q2012[1]	4Q2013	4Q2012[1]	4Q2013	4Q2012[1]	4Q2013	4Q2012[1]
Profit & loss
Interest result	2,205	1,996	930	828	479	437	357	285	439	447
Commission income	319	298	116	117	80	76	32	20	91	84
Investment income	11	3	0	0	1	-3	0	0	10	5
Other income	24	-44	-3	4	27	24	-11	-19	11	-53

Total underlying income	2,559	2,253	1,043	950	587	534	378	286	551	483

Staff and other expenses	1,587	1,560	631	584	386	372	179	174	391	431
Intangibles amortisation and impairments	2	6	0	1	-1	5	0	0	2	0

Operating expenses	1,589	1,567	631	584	386	377	179	174	393	431

Gross result	971	687	412	365	202	157	199	112	158	52

Addition to loan loss provision	384	314	234	193	70	42	25	26	54	53

Underlying result before tax	587	373	178	172	131	116	174	86	104	-1

Client balances (in EUR billion)[2]
Residential Mortgages	272.7	286.0	132.7	143.6	30.9	30.6	62.1	59.9	46.9	51.9
Other Lending	94.3	94.5	36.3	38.5	34.0	33.2	4.4	3.9	19.6	18.9
Funds Entrusted	389.4	380.5	112.1	115.8	78.3	74.6	105.9	96.7	93.0	93.5
AUM/Mutual Funds	59.9	56.3	17.7	16.0	26.9	27.3	6.8	6.1	8.5	6.9

Profitability and efficiency[2]
Cost/income ratio	62.1%	69.5%	60.5%	61.5%	65.7%	70.5%	47.3%	60.9%	71.3%	89.2%
Return on equity based on 10.0% core Tier 1[3]	11.5%	6.8%	8.7%	10.5%	16.8%	16.9%	20.5%	9.1%	7.9%	-2.0%

Risk[2]
Risk costs in bp of average RWA	105	88	155	153	129	82	43	46	52	43
Risk-weighted assets (end of period)	152,134	143,313	64,354	50,865	23,338	20,119	23,756	22,605	40,685	49,724

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013
[2]	Key figures based on underlying figures
[3]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 4Q2013

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Commercial Banking: Consolidated profit and loss account

	Total Commercial Banking		Industry Lending		General Lending & Transaction Services		Financial Markets		Bank Treasury, Real Estate & Other
in EUR million	4Q2013	4Q2012[1]	4Q2013	4Q2012[1]	4Q2013	4Q2012[1]	4Q2013	4Q2012[1]	4Q2013	4Q2012[1]
Profit & loss
Interest result	638	789	372	393	236	266	75	144	-45	-14
Commission income	245	205	127	104	93	94	26	8	-1	-1
Investment income	54	10	25	5	0	0	3	0	25	5
Other income excl. CVA/DVA	146	127	-15	-13	4	6	145	74	12	61

Underlying income excl. CVA/DVA	1,082	1,131	509	488	332	365	250	226	-9	52
Other income—DVA on structured notes	-14	-50					-14	-50
Other income—CVA/DVA on derivatives	23	-81					23	-81

Total underlying income	1,090	999	509	488	332	365	258	94	-9	52

Staff and other expenses	554	567	123	112	189	178	198	206	44	72
Intangibles amortisation and impairments	24	22	0	4	0	0	0	1	25	17

Operating expenses	578	589	123	116	189	178	198	206	68	89

Gross result	512	410	386	373	144	187	60	-112	-78	-37

Addition to loan loss provision	177	275	102	219	47	20	0	1	27	35

Underlying result before tax	335	135	284	154	97	166	60	-113	-105	-72

Client balances (in EUR billion)[2]
Residential Mortgages
Other Lending	122.5	125.7	72.3	74.4	39.7	38.8	2.2	2.0	8.4	10.5
Funds Entrusted	75.6	68.0	0.7	1.8	36.2	34.4	3.9	3.9	34.8	27.9
AUM/Mutual Funds	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2

Profitability and efficiency[2]
Cost/income ratio	53.0%	58.9%	24.1%	23.7%	56.8%	48.9%	76.8%	218.4%	n.a.	172.3%
Return on equity based on 10.0% core Tier 1[3]	8.2%	2.8%	17.8%	13.3%	8.7%	13.8%	7.8%	-9.1%	-23.8%	-39.7%

Risk[2]
Risk costs in bp of average RWA	56	87	80	202	55	20	0	1	71	108
Risk-weighted assets (end of period)	127,165	123,725	50,356	43,701	34,374	38,735	26,114	29,597	16,321	11,693

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013
[2]	Key figures based on underlying figures
[3]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 4Q2013

ENQUIRIES

Investor enquiries

T: +31 20 576 6396

E: investor.relations@ing.com

Investor conference call and webcast

Ralph Hamers, Patrick Flynn and Wilfred Nagel will discuss the results in an analyst and investor conference call on 12 February 2014 at 9:00 a.m. CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9724 (US) and via live audio webcast at www.ing.com.

Press enquiries

T: +31 20 576 5000

E: media.relations@ing.com

Press conference and webcast

Ralph Hamers, Patrick Flynn and Wilfred Nagel will also discuss the results in a press conference on 12 February 2014 at 11:00 a.m. CET. Journalists are invited to join the conference at ING Amsterdamse Poort, Bijlmerplein 888, Amsterdam. Journalists can also join in listen-only mode at +31 20 531 5846 (NL) or +44 203 365 3210 (UK) and via live audio webcast at www.ing.com.

Additional information is available in the following documents on www.ing.com:

•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	ING Group Analyst Presentation

DISCLAIMER

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 3Q2013 ING Group Interim Accounts. The Financial statements for 2013 are in progress and may be subject to adjustments from subsequent events. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

ING GROUP PRESS RELEASE 4Q2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen Head Legal Department

Dated: 12 February 2014